FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On June 26, 2015, the Nasdaq Stock Market® announced that trading was halted in Medigus Ltd.’s ADRs for "additional information requested" from the company in connection with its ADR program (http://www.nasdaq.com/press-release/nasdaq-halts-medigus-ltd-adrs-20150626-00522).  On June 28, the Tel Aviv Stock Exchange announced a trading halt in the shares of Medigus due to the trading halt in Medigus ADR’s on the Nasdaq, and asked the Company to file an announcement on the MAGNA system of the Israel Securities Authority.

While the Company believes that the Nasdaq request pertains to the present lack of a bid price on the Nasdaq market, it has not yet received the information request from the NASDAQ. In order to increase the liquidity on Nasdaq, the Company, among other things, is encouraging shareholders to convert their shares to ADRs and as part of that effort also announced on June 24, 2015 that BNY Mellon’s Depositary Receipts Division is offering free issuances for conversions of Medigus’ ordinary shares into Medigus’ American Depositary Receipts ADRs and will waive the issuance fee for the period June 1, 2015 to August 31, 2015 inclusive.

The trading halt was classified by Nasdaq as “T12-Trading is halted pending receipt of additional information requested by NASDAQ.”  The company has not received any notice of deficiency from the Nasdaq and intends to cooperate fully with Nasdaq and to provide all requested information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 29, 2015	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer